Exhibit 99.1


                             HEADWATERS INCORPORATED
                            2003 STOCK INCENTIVE PLAN
                                 AMENDMENT NO. 1


The Headwaters Incorporated 2003 Stock Incentive Plan is amended as follows:

Section 5, paragraph (a) is replaced in its entirety as follows:

a. Basic Limitation. Shares offered under the Plan shall be authorized but unissued Shares or treasury Shares. The maximum aggregate number of Options, SARs and Restricted Shares awarded under the Plan shall not exceed 2,500,000 Shares, plus any additional Shares described in Section 5(b). The limitations of this Section 5(a) shall be subject to adjustment pursuant to Section 11.

Adopted by the Board of Directors effective 20 January 2004.

Approved by the stockholders on 12 March 2004.